VIA E-MAIL

Division of Corporation Finance

Office of Healthcare & Insurance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:      Celexus, Inc.

Form 10-K for the Fiscal Year Ended March 31st, 2019

Filed July 15th, 2019

Form 10-Q for the Period Ended June 30th, 2019

Filed August 20th, 2019

File No. 000-52069

To Whom it May Concern:

The following is response to the comment letter received on September 11th, 2019.

Form 10-K for the Fiscal Year Ended March 31st, 2019

Cover Page

1.	Please delete all reference to the company as an emerging growth company on the cover page and throughout the filing, as your company does not qualify as one.

Reference deleted.

Business page 4

2.	Please revise to discuss the nature of the regulations the business will have to deal with and how they will impact your business. We refer you to Item 101(h)(4)(ix) of Regulation S-K.

Regulatory discussion added.

Risk Factor

3.	Please include a discussion of the risk that the company’s business plan is dependent upon the acquisition of HempWave and the risk that this acquisition may not be consummated.

Risk factor added.

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Division of Corporation Finance

Office of Healthcare & Insurance

4.	Please provide appropriate risk factors relating to the business of HempWave.

Added where different risk factors then the business of Celexus.

5.	Please add risk factor disclosure addressing your management’s lack of experience running a public company.

Such risk factor added.

6.	Discuss the company’s need to raise capital to carry out its business plan and the attendant risks.

Capital requirements risk added.

Properties, page 9

7.	You state here that the company does not own or lease any property, while in the Form S-1 filed 08/29/2019 you state that you lease your principal offices. Please revise or advise.

Revised.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10.

8.	Please revise to discuss in greater detail your plan of operation, including the steps needed to make the company operational and generating revenues. Similarly revise the Form 10-Q for the period ended June 30th, 2019, including any updates to the company’s implementation of its plan.

Revised in both.

Liquidity and Capital Resources, page 10.

9.	Please revise your MD&A to address the material uncertainties surrounding your liquidity and the impact that those uncertainties could have upon your business. For example, we note risk factor disclosure on page 6 that you expect to generate operating losses and experience negative cash flows for the immediate future and it is uncertain if you will achieve future profitability. Please also revise to clarify that you may not have enough funds to sustain the business until it becomes profitable. Quantify the company’s needs for additional capital in order to fund operations through, at a minimum, the next 12 months. Please similarly revise the MD&A in your Form 10-Q for the period ended June 30th, 2019. Refer to Item 303 of Regulation S-K.

Uncertainties addressed.

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Division of Corporation Finance

Office of Healthcare & Insurance

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 11

10.	Please amend to disclose the disagreements with your predecessor auditor Michael Gillepsie & Associates, PLLC, consistent with the revised disclosure in your amended Item 4.01 Form 8-K filed on August 12th, 2019.

Language from the 4.01 added.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

Management’s Report on Internal Control over Financial Reporting, page 12

11.	Please amend to provide management’s assessment of the effectiveness of disclosures and procedures (DC&P) and internal control over financial reporting (ICER) at March 31st, 2019. We note that your evaluations of DC&P and ICFR were as of July 12th, 2019 rather than ear end. Refer to Items 307 and 308 of Regulation S-K.

Updated through March 31.

Security Ownership of Certain Beneficial Owners, page 14

12.	Please identify the natural person who has voting and investment control over Kings Gate Management Inc.

Lisa Averbuch… disclosure added.

Item 14. Principal Accountant Fess and Services, page 15

13.	Please explain the basis for your disclosure of audit fees for Michael Gillespie & Associates and BF Borgers or revise your disclosures accordingly. We note that prior to their termination on March 27th, 2019, Gillespie issued a report on your financial statements for the year ended March 31st, 2018. We also note that this Form 10-K includes BF Borgers opinion on your financial statements for the years ended March 31st, 2018 and 2019. It is unclear why you disclose audit fees of $3,350 to Gillespie for the year. It is also unclear why you have not disclosed any audit fees from BF Borgers for the year ended March 31st, 2018. Refer to Item 14 of Form 10-K ab Item 9(e) of Schedule 14A.

Revised and updated. Gillespie had incurred fees in starting the audit prior to his termination.

Statements of Case Flows, page F-5

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Division of Corporation Finance

Office of Healthcare & Insurance

14.	Please tell us how you determined that $58,500 in loans from a shareholder should be classified within operating activities or amend to present as a component of financing activities. Please similarly address this comment with respect to the Statement of Cash Flows in your Form 10-Q for the period ended June 30th, 2019. Refer to ASC 230-10-45-14.

Revised.

Notes to Consolidated Financial Statements for the Years Ended March 31st, 2019 and 2018

Note 8 – Subsequent Events, page F-12

15.	You disclose that you entered into an agreement to acquire HempWave in May 2019. However, this is inconsistent with your disclosures on page 5 and in your Form 8-K filed August 6th, 2019, which indicate that the original agreement to acquire HempWave was signed in February 2019. Please either revise your filing to describe the differences between the February 2019 and May 2019 agreements or correct and typographical errors as necessary. Since this pending acquisition would be material to Celexus, please also revise your footnote disclosure to describe the significant terms of the proposed transaction, the involvement of related parties, the date the transaction is expected to close, and how you intend to account for the transaction. Please similarly address this issue on page 15 of your Form 10-Q for the period ended June 30th, 2019. Refer to ASC 855-10-50-2.

Terms added and dates clarified.

16.	It appeared that a I-90 reverse stock split occurred after the latest reported balance sheet but before the release of the financial statements. Please amend your financial statements and related disclosures elsewhere in the filing to give retroactive effect to the reverse split. Please refer to ASC 260-10-55-12 and SAB Topic 4.C.

Revised to reflect.

Form 10-Q for the Period Ended June 30th, 2019

Statements of Stockholders’ Deficit (Unaudited), page 8

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Division of Corporation Finance

Office of Healthcare & Insurance

17.	Please explain why the book value of your commons stock and your additional paid in capital for the years ended March 31st, 2018 and 2019 are not consistent with the amounts presented on page F-4 of your Form 10-K for the year ended March 31st, 2019 or revise your filing accordingly. It appears that you may not have revised the par value of your common stock and the number of shares authorized to retroactively account for the 1-90 reverse stock split that occurred in April 2019.

Typo corrected.

Sincerely,

/s/ Lisa Averbuch

Lisa Averbuch, CEO

cc:	Robert Shapiro-Senior Staff Accountant

Lisa Etheredge-Senior Staff Accountant

Gregory Dundas-Attorney Advisor

Celeste Murphy-Legal Branch Chief

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